Exhibit 99.1

voxeljet AG announces review of strategic alternatives

FRIEDBERG, Germany, September 25, 2023: voxeljet AG (NASDAQ: VJET) (voxeljet or the Company), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that its Management Board, together with the Supervisory Board (collectively, the Boards), has decided to initiate a formal review process to evaluate strategic alternatives for the Company. In furtherance of this objective, voxeljet has engaged BNP Paribas Securities Corp. as financial advisor and Hogan Lovells International LLP as legal advisor to assist in the exploration of strategic alternatives, which may include a full range of strategic, business, and financial alternatives, including, but not limited to, investments, mergers and acquisitions, and joint ventures, strategic partnerships, or other transactions.

There is no definitive timetable set for the completion of the strategic alternatives review and there can be no assurance that the review process will result in any transaction or any other strategic change or outcome. The Company does not intend to make any further public comment regarding the strategic review unless and until the Boards have approved a specific course of action, or until the Company determines that further disclosure is required by law or otherwise deemed appropriate.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our strategic alternatives review, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations. These risks and uncertainties include, but are not limited to, whether the objectives of the strategic alternative review process will be achieved; the terms, structure, benefits and costs of any strategic transaction; the timing of any transaction and whether any transaction will be consummated at all; the risk that the strategic alternatives review and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, shareholders and other business relationships and on its operating results and business generally; the risk the strategic alternatives review could divert the attention and time of the Company’s management, the risk of any unexpected costs or expenses resulting from the review; the risk of any litigation relating to the review; and the risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316